March 13, 2009

VIA EDGAR

Mr. Kevin Woody

Mail Stop 4561

United States Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	FBR Capital Markets Corporation

Form 14A

Filed April 30, 2008

File No. 1-33518

Dear Mr. Woody:

As Executive Vice President and Chief Financial Officer of FBR Capital Markets Corporation, a Virginia corporation (the “Company”), I am transmitting herewith for filing the Company’s response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in your letter, dated February 10, 2008.

Set for below are the responses of the Company to the comments of the Staff. For convenience of reference, each Staff comment is reprinted in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 26

Elements of 2007 Compensation, page 27

1.	We note your response to comment 5 of our letter dated December 31, 2008. In your response, you state that the options were allocated to each officer after considering the relative contributions of each named executive officer. Please tell us, and disclose in future filings, the relative contributions that were taken into account in determining the amounts to be granted to each named executive officer. Please provide similar disclosure for restricted stock awards.

Response: We hereby confirm to the Staff that in future filings the Company will disclose the factors considered by our Board of Directors in determining the relative contributions of each named executive officer, or any other criteria used by the Board, in connection with the Board’s award of any option, restricted stock, or other form of compensation award to any named executive officer.

Option Grants. We note that the Company does not expect that the performance-based vesting criteria under the options will be met, and we therefore anticipate that these options will expire unvested in July of this calendar year. We also note that the original grants of options to our named executive officers were approved prior to our 2006 private offering and almost a full year before our initial public offering, when we were a wholly owned subsidiary of Friedman, Billings, Ramsey Group, Inc. (“FBR Group”). The initial decision to grant the options, and the allocation of the options, was made by FBR Group, the separate public company that formed our Company. The minutes of the meeting of the board of directors of FBR Group relating to that original grant of options does not detail with any specificity the relative contributions that were taken into account in determining the amounts to be granted to each named executive officer. Although our Board of Directors also approved the initial grant and allocations, the Company was at that time a wholly-owned subsidiary of FBR Group and our Board consisted solely of three executive officers of FBR Group.

Restricted Stock. As we noted in our prior response letter, in 2007 each of the Company’s named executive officers was paid as compensation a portion of the aggregate fee payable by the Company to FBR Group pursuant to the management services agreement between FBR Group and the Company, based on FBR Group’s view of the relative contributions of each named executive officer. An amount equal to 25% of the bonus compensation payable to Messrs. Billings, Harrington, Tonkel, Hendrix and Ginivan was paid in restricted stock, which is consistent with the ratio applicable to the members of our Company’s executive committee who are not named executive officers. Mr. Hendrix devoted substantially all of his professional time to the Company in 2007, and so the restricted stock portion of his bonus compensation was paid solely in shares of Company stock. Mr. Tonkel devoted substantially all of his professional time to FBR Group in 2007, and so the restricted stock portion of his bonus compensation was paid in solely in shares of FBR Group stock. Messrs. Billings, Harrington and Ginivan devoted their professional time both to the Company and to FBR Group, and so the restricted stock portion of their bonus compensation was split evenly between Company and FBR Group stock. Our Board of Directors did not consider any other relative contributions of these executives in determining the restricted stock award percentages.

2008 Performance-Based Annual Incentive Compensation Awards, page 28

2.	We note your response to comment 6. Considering that the maximum awards will be based solely on the predetermined percentages unless the Board decides to reduce the amount granted to any individual, these percentages and any reductions from the maximum appear to be material to investors. Please confirm that you will include disclosure of the maximum percentage amounts that may be awarded to each named executive officer in future filings. Also, please tell us, and disclose in future filings, the individual performance measures set by the Committee for each NEO, as referenced in the second paragraph on page 29.

Response: As disclosed in the Form 8-K filed by the Company on March 2, 2009, no performance bonus was earned by any of the Company’s four named executive officers who were eligible to receive a bonus under the Company’s Incentive Compensation Plan. Thus, the Company continues to question the importance to investors of information regarding the maximum awards for each named executive officer. Nevertheless, in the event our Compensation Committee were in the future to determine similar maximum awards for named executive officers, we hereby confirm to the Staff that we will include disclosure of the maximum percentage amounts that may be awarded to each named executive officer in future filings.

The March 2, 2009 Form 8-K also discloses that on February 24, 2009 the Board approved discretionary bonuses for Mr. Ginivan and Mr. Wright, and we hereby confirm to the Staff that we will include disclosure of the factors considered by the Board in approving those awards in the Company’s 2009 Definitive Proxy Statement on Schedule 14A.

Finally, we respectfully submit that the Staff’s request for a discussion of individual performance measures set by the Compensation Committee for each named executive officer is based on an ambiguity in the disclosure in the Company’s 2007 proxy statement. The proxy disclosure on page 29 reads:

Because the annual incentive opportunity and individual award from the ICP pool will depend on our company’s and the individual executive’s achievement of the performance measures set by the Committee in February 2008, the Committee believes this form of compensation benefits our shareholders.

The Staff’s reading of the proxy disclosure, while understandable, is not what was intended by the Company. The Committee did not set specific individual performance measures for the named executive officers; rather, the Committee expected that after the completion of the 2008 calendar year performance period, it would subjectively review each of the named executive officer’s contributions to the Company’s achievement of the net revenue and return on equity performance measures outlined on page 29 of the proxy. We contemplated that after such subjective review was completed, the Company would disclose the actual factors considered by the Committee in determining each named executive officer’s contributions.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at (703) 312-9678.

Sincerely,

/s/ Bradley J. Wright
Bradley J. Wright
Executive Vice President and
Chief Financial Officer

cc:	Mark Rakip

Stacie Gorman

Karen Garnett

William J. Ginivan

Daniel M. LeBey